Exhibit 99.1

ASX ANNOUNCEMENT	13 November 2025

Disclosure under Takeovers Panel Guidance

Note 20: Equity Derivatives

Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) (“the Company”) advises that it has received the attached notice from Regal Funds Management Asia Pte Limited which was provided to the Company pursuant to the Australian Takeovers Panel Guidance Note 20 – Equity Derivatives.

Authorised for release by:

Abby Macnish Niven

Company Secretary

Alterity Therapeutics Limited

For further information please contact:

Investors

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytherapeutics.com

12-November-2025

Dear Alterity Therapeutics ltd,

Disclosure of Long Equity Derivative Positions

We refer to Guidance Note 20: Equity Derivatives (GN20), issued by the Australian Takeovers Panel. Terms not defined in this notice have the meanings given to them in GN20.

GN20 relevantly provides that the non-disclosure of long positions, including long equity derivative positions, may give rise to unacceptable circumstances. Regal Funds Management Asia Pte Limited, as investment manager of Amazon Market Neutral Fund and Zambezi Absolute Return Fund (the Funds), discloses the following information on behalf of the Funds.

Identity of the taker:	Amazon Market Neutral Fund	Zambezi Absolute Return Fund
Relevant security:	Ordinary shares in Alterity Therapeutics ltd
Price (including reference price, strike price, option price etc as appropriate):	Not applicable
Entry date and number of securities to which the derivative relates:	Total number of securities to which derivatives relate as at 10-Nov-2025: 50,000,000 (0.46%)	Total number of securities to which derivatives relate as at 10-Nov-2025: 503,141,403 (4.63%)
Any material changes to information previously disclosed:	No information previously disclosed	Previous disclosure of below 5% on 31-Jul-2024
Relevant interests in securities:	None
Long equity derivative positions and relevant interests held by the taker and its associates:	The Funds have no other associates with a long equity derivative position or relevant interest in the company
Short equity derivative positions that offset physical positions:	None
Short positions of more than 1% that have been acquired after a long position is disclosed, whether by notice or substantial holding notice:	None

Yours sincerely

/s/ Greg Laughlin
Greg Laughlin

Chief Executive Officer

Regal Funds Management Asia Pte Limited

Regal Funds Management Asia Pte Limited	T +65 6654 1755 80	Raffles Place #26-23 UOB Plaza 2 Singapore 048624